Exhibit 99.1

NEWS RELEASE

Siyata Mobile Receives $1.3M Purchase Order for SD7 Ruggedized Devices and Accessories

Purchase order for police and first responder customers in EMEA

Vancouver, BC – December 7, 2021 – Siyata Mobile Inc. (NASDAQ: SYTA, SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, announces it has received a $1.3 million purchase order primarily for police and first responder customers in the EMEA (Europe, the Middle East, and Africa) for the Company’s SD7 ruggedized devices, VK7 vehicle units and other accessories. This order brings the year-to-date orders for the SD7 and VK7 to more than $1.8 million.

“Both the SD7 and VK7 products were recently launched, so we are gratified to see increasing adoption of our innovative cellular products and related accessories. Moreover, we expect this adoption trend to continue, given the unique technical capabilities of our product portfolio and the value-proposition they represent to enterprise and first-responder customers,” stated Siyata CEO Marc Seelenfreund.

The SD7 is an easy-to-use, PTT (Push-To-Talk)-only, ruggedized device with limited interface (i.e. small 2-line monochrome screen, PTT key, SOS key, volume rockers) that is LTE, Wi-Fi, and Bluetooth-enabled and uses the Android operating system.  Its IP68 rating, resistance to water and dust, drop protection, and robust battery makes it well suited for use in harsh environments.

Users of the SD7 can quickly connect and coordinate on unified public cellular networks in North America and other international markets without any of the difficulties managing the current generation of rugged smart/feature phones. Simply stated, the SD7 is ideally suited as a perfect upgrade from Land Mobile Radios (LMR) and its limitations that include network incompatibility, limited coverage areas, and restricted functionality that leave a huge need for a unified network and platform.

The VK7 is a first-of-its-kind, patent-pending car kit with an integrated 20-watt speaker, a simple slide-in connection sleeve for the SD7, and an external antenna connection for connecting to a windshield or roof mount antenna to allow for an in-vehicle experience for the user that is similar to that from a traditional land mobile radio (LMR) device. The VK7 has been uniquely designed to be used with the SD7 and connects directly to the vehicle’s power. It can also connect to a Uniden cellular amplifier for better cellular connectivity and can be equipped with an external remote speaker microphone (RSM) to ensure compliance with hands-free communication legislation.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular (PoC) devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to improve communication, increase situational awareness, and save lives.

Its portfolio of enterprise cellular booster systems enables first responders and enterprise workers to amplify its cellular signal in remote areas, inside structural buildings where signals are weak, and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its warrants under “SYTAW”.

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States)

CORE IR

516-222-2560

SYTA@coreir.com

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development

Siyata Mobile Inc.

daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.